Exhibit 99.1

Investor News	Oliver Maier
Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.freseniusmedicalcare.com

January 28, 2016

Fresenius Medical Care announces change in Management Board

Bad Homburg, Germany — Fresenius Medical Care AG & Co. KGaA (“the company” or “Fresenius Medical Care”), the world’s largest provider of dialysis products and services, today announced a change in the Management Board.

After being with the company for more than 20 years Roberto Fusté (64), the Management Board member responsible for the region Asia-Pacific, has decided to resign from his operational responsibilities and Management Board position effective March 31, 2016. The company will continue to benefit from Mr. Fuste’s experience as he will continue to support the CEO Rice Powell as an Executive Advisor for regional strategy up until 2018. Effective April 1, 2016 Mr. Harry de Wit (53) will succeed Mr. Fusté as the CEO and Management Board member for the region and he will also be located in Hong Kong.

Mr. Fusté began his career with the Fresenius dialysis business segment in April 1995 and after several very successful years with increasing responsibilities in the areas of sales and marketing in the European dialysis business, he was appointed to the Management Board of Fresenius Medical Care in January 1999. Under the leadership of Mr. Fusté the Asia-Pacific region has grown from annual revenue of around 130 million US-Dollars in 1999 to over 1.4 billion US-Dollars in annualized revenue today. “It has been an honor serving at the Company’s Management Board during all these years. Every moment has been extremely rewarding and I want to thank our team in Asia for delivering such an outstanding growth and leadership position over time by focusing on our patients, quality and personal commitment” said Mr. Fusté.

Mr. de Wit has worked in various areas in the medical device industry for over 25 years. Since 2010 Mr. de Wit served as President Asia at Covidien (now Medtronic) in Singapore. Harry chose to leave Covidien after the acquisition by Medtronic. Mr. de Wit holds a Master’s degree in Medicine from the VU University Amsterdam, the Netherlands and a Bachelor’s of Science in Physiotherapy from the School of Physiotherapy of Den Bosch, the Netherlands. “I am pleased to join Fresenius Medical Care, the world’s leading provider of dialysis products and services in such a dynamic region and I am looking forward to work with the existing management team and help to execute on the strategy which creates incredible opportunities” said Mr. de Wit.

“We are delighted to have Harry join our company, as he has a proven track record of successful management in varying geographies and functions. Harry has the ability to drive innovation and deliver growth, with a focus on developing talent. Harry is well prepared to further strengthen our position in the Asia-Pacific region and add to the legacy and foundation built by Roberto Fusté, whom I would like to sincerely thank for his dedication and leadership” Rice Powell, CEO Fresenius Medical Care commented.

Ulf Mark Schneider, Chairman of the Supervisory Board of Fresenius Medical Care Management AG, commented: “Roberto Fusté has made significant contributions to Fresenius Medical Care in successfully building the company`s Asia-Pacific region over a period of 18 years. Today, this region is one of the key growth drivers. On behalf of the Supervisory Board, I would like to thank Roberto for his dedication, perseverance and outstanding results. At the same time, I would like to welcome Harry de Wit to his new role at Fresenius Medical Care. I am convinced that the Asia-Pacific region will continue to thrive under his leadership”.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which more than 2.6 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,402 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 290,250 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of additional medical services in the field of care coordination.

For more information visit the Company’s website at www.freseniusmedicalcare.com.